Trading Symbol TSX: GGC

GENCO RESPONDS TO DISSIDENT CIRCULAR

June 17, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. ("Genco" or the "Company") wishes to respond to certain misleading and erroneous statements contained in the circular issued by James Anderson (the "Dissident"). Genco reminds all shareholders to protect their investment and vote the WHITE proxy in favour of Genco's current management team, board of directors (the "Board"), strategy and growth plans.

Setting the Record Straight

The Company feels obligated to specifically respond to some of the numerous misleading and erroneous statements contained in the Dissident's circular, though the format of this communication does not allow for a full response. Regardless, the Company wishes to set the record straight as follows:

  For the years prior to 2006, Robert Gardner ("Gardner") and Gordon Blankstein ("Blankstein") were significantly underpaid as the Company's liquidity and cash flow could not support market compensation. Over the last five years, Gardner and Blankstein have each received compensation comprised of salary and bonus on average totalling approximately $198,000 per annum.

  The Dissident alleges the consulting agreements with Gardner and Blankstein were 'back-dated' despite the fact that it was always intended the agreements be made effective as of Q4 of fiscal 2006 and each draft of the agreements, a number of which were reviewed by, and revised at the request of, the Dissident, were clearly marked as being made and entered into effective as of October 1, 2006. These agreements had been provided to and were reviewed by the Toronto Stock Exchange.

  The Dissident circular focuses on short-term production statistics. However, as the Dissident is aware, Genco's focus is on the long-term objective of defining a world-class silver deposit, based on aggressive drilling and exploration, through expanding the size of the proven deposit at La Guitarra. We have successfully increased the proven and probable silver resource by 320% and the measured and indicated resource by 400% from when we first acquired the mine.

  The Dissident misstates the net purchases and sales of shares by Brian Smith ("Smith"), Blankstein and Gardner by only including market transactions and excluding warrant and option exercises (which, individually, helped finance Genco operations). The actual net purchases (sales) for Smith, Blankstein and Gardner for the period January 2006 to May 2008, the same period referred to in the Dissident circular are 18,504, 10,950 and (22,456), respectively. These figures differ greatly from the misleading numbers provided by the Dissident and do not support the negative connotation that the Dissident was asking shareholders to draw.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)

  In his attempt to discredit the Board, the Dissident personally attacks Gardner and Blankstein. Gardner and Blankstein, not only brought La Guitarra to Genco, but have worked tirelessly towards building the project into a world-class mine.

  The Dissident's reference to related party transactions is not only inaccurate but fails to mention that the Dissident both negotiated and approved the Andover Ventures Inc. transaction while he was the chairman of the Independent Committee of Genco's Board that was formed to evaluate and execute the transaction.

  As disclosed in our Management Information Circular dated May 27, 2008, each of the Audit, Corporate Governance and Compensation Committees of the Board are comprised solely of independent directors. Consistent with the pattern of misinformation contained in the Dissident circular, the Dissident wrongly mischaracterizes the composition of these committees.

Experienced Team

Genco's current management and board of directors have over 100 years of combined mining experience, and significant track records as directors of public companies.

The Dissident proposes to replace Smith, Blankstein and Gardner with himself, and two hand-picked associates, Charles Schroeder and Lyle Weismantel. The Dissident's nominees have no disclosed experience in running a publicly traded mining company. Nor do their resumes reflect the skills necessary to develop Genco's silver properties in Mexico. The Dissident and his hand-picked nominees, all of whom reside in the United States, have no disclosed experience as board members of Canadian publicly-traded companies, nor with companies listed on the Toronto Stock Exchange, except for the Dissident's brief stint as a director of Genco. On the other hand, Smith, Blankstein and Gardner have extensive backgrounds in the mineral and finance sectors. Smith has served as Minister of Energy and Mines, Education Minister and Attorney General for the Province of British Columbia, as well as Chairman of BC Hydro and Chairman of Canadian National Railways. Blankstein is a venture capitalist, who has raised well in excess of a billion dollars for numerous companies, many of which he helped build into successful enterprises. He has served as a director of approximately 15 public companies in Canada, the United States and Europe. Gardner has served as a board member for approximately 10 publicly traded companies in Canada and the United States and was instrumental in the acquisition of Genco's La Guitarra mine.

Greg Liller ("Liller"), who has led the development of La Guitarra as President of Genco, has expressed to the Board that he intends to resign if the Dissident is successful. In earlier correspondence pre-dating the Dissident's resignation from the Board, Liller lamented that "it would appear that my attempts to explain the concept of proper mine development to Mr. Anderson have fallen on deaf ears." There can be no assurances that the rest of management will not follow suit if the Dissident is allowed to seize control of Genco.

Recent Developments

Leslie D. Goodman has orally advised the Company of his resignation as a director of Genco and that he will subsequently provide the requisite written notice.

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.